September 22, 2010

Via Edgar

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, DC 20549

Attn.:	Tom Kluck, Legal Branch Chief

Re:	Florham Consulting Corp.
Amendment No. 2 to Registration Statement on Form S-1
File No. 333-164871
Filed August 31, 2010

Ladies and Gentlemen:

We are in receipt of the comments of the staff of the Securities and Exchange Commission (the “Commission”) to Amendment No. 2 to the Registration Statement on Form S-1 of Florham Consulting Corp. (the “Company”) pursuant to a conversation that took place on September 15, 2010 between the staff and Eric A. Pinero, Esq. of Hodgson Russ LLP, corporate and securities counsel to the Company, and have set forth below the Company’s responses.

Business, page 33

1.	Comment:

We note your disclosure on page 33 of the Registration Statement which states “[s]hareholder consents by Kinder and Sanjo approving the name change, share capital increase and 2009 plan were obtained from affiliates of our company and the executive officers and directors of our company, and such consents did not constitute a proxy solicitation.” Please revise this disclosure to state that this does not constitute a solicitation on behalf of the Company.

Response:

The Company has revised the subject disclosure on page 33 of the Registration Statement to state that Kinder and Sanjo proposed to execute, and on May 19, 2010 entered into, shareholder consents approving the Name Change, Share Capital Increase and 2009 Plan and such consents did not constitute a solicitation on behalf of the Company.  A copy of these revisions to page 33 is annexed hereto as Exhibit A.

Part II, Information Not Required in this Prospectus

Item 15, Recent Sales of Unregistered Securities, page 83

2.	Comment:

We note your disclosure stating reliance upon Rule 506 of Regulation D and Section 4(2) of the Securities Act of 1933, as amended, for each of the sales of unregistered securities listed in Item 15.  However, we do not see any Form Ds that have been filed or submitted to the Commission in connection with such sales that Rule 506 was relied upon.  Please file the applicable Form Ds or explain to us why such filings are not necessary.

Response:

The Company hereby confirms that the reference to Rule 506 of Regulation D on page 83 of the Registration Statement was intended to refer to the Company’s private placement which was consummated in March 2007 (as described on page 80 of the Registration Statement).  Pursuant to such private offering, the Company sold an aggregate of 65,700 shares of common stock to 96 accredited investors at a purchase price of $1.00 per share for total gross proceeds of $65,700.  On December 5, 2006, the Company submitted 5 copies of a Form D covering the aforementioned private offering, one of which was manually signed, to the Commission.  This Form D was stamped “received” by the Commission on December 6, 2006 and appears on EDGAR on said date under the filing tag “REGDEX”.  The Company has provided a copy of this Form D paper submission to the Commission.

Based upon the foregoing, the Company will revise its Registration Statement on page 80 to state:

“In March 2007, we sold 65,700 shares of common stock to 96 accredited investors at a purchase price of $1.00 per share for total proceeds of $65,700. Such sales were made in reliance upon the exemption provided by Rule 506 of Regulation D, promulgated under the Securities Act of 1933, as amended.”

The exemption from registration relied upon for each of the other sales of unregistered securities set forth under Item 15. of the Registration Statement is §4(2) of the Securities Act of 1933, as amended (the “Securities Act”). No Form D is required to be filed for private placements made by an issuer under §4(2) of the Securities Act.

The unregistered equity securities issued to, without limitation (i) the EII Securityholders under the Merger Agreement, (ii) the members of Training Direct under the Interest Purchase Agreement, (iii) management, directors and consultants pursuant to certain stock option agreements, and (iv) two investors under the June 30, 2010 bridge loan transaction, were each in transactions not involving any public offering. No form of public solicitation or general advertising was utilized by the Company for any of the sales. Each private sale was to a very limited number of solely accredited investors. Each of such persons had sufficient knowledge and experience in finance and business matters to evaluate the risks and merits on their respective investment in the Company, and were able to bear such investment’s economic risk.  In addition, they had access to the type of information normally provided in a prospectus, including, without limitation, the Company’s filings with the Commission.  Moreover, such persons agreed not to resell or distribute the applicable securities to the public unless pursuant to an effective registration statement or an opinion of counsel relying upon an exemption from the registration requirements of the Securities Act.

Based upon the foregoing, the Company will revise its Registration Statement on page 83 to state:

“Except as otherwise indicated above, we believe that all of the offerings and sales were deemed to be exempt under Section 4(2) of the Securities Act of 1933, as amended. No advertising or general solicitation was employed in offering the securities. The offerings and sales were made to a limited number of persons, all of whom were accredited investors, business associates of the Company or executive officers of the Company, and transfer was restricted by the Company in accordance with the requirements of the Securities Act of 1933. In addition to representations by the above-referenced persons, we have made independent determinations that all of the above-referenced persons were accredited or sophisticated investors, and that they were capable of analyzing the merits and risks of their investment, and that they understood the speculative nature of their investment. Furthermore, all of the above-referenced persons were provided with access to our Securities and Exchange Commission filings.”

A copy of the aforementioned revisions to pages 80 and 83 are annexed hereto as Exhibit B.

*   *   *   *   *

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, /s/ Joseph J. Bianco Joseph J. Bianco Chairman and CEO

cc:	Stacie Gorman

Exhibit A

BUSINESS

Prior to the reverse merger, we were a publicly reporting Delaware corporation offering Internet professional services, including providing our clients with an integrated set of strategic creative and technology services that enable such clients to effect and maximize their Internet business.  As a result of the reverse merger, we will carry out the business and operations of the EII Group.

Introduction

We currently own and operate vocational training and technical schools. Through our acquisition of Educational Investors Inc., we have acquired schools that provide vocational education for the potential employees in the heath care and medical industries. We have also recently entered into agreements to acquire additional affiliated schools that provide educational skills in the culinary industry.

The Reverse Merger and Acquisition of Training Direct

The Reverse Merger

On December 16, 2009, we executed an agreement and plan of merger with EII Acquisition Corp. (a newly formed acquisition subsidiary of Florham), Educational Investors, Inc., a Delaware corporation (“EII”) and its security holders, Sanjo Squared, LLC, Kinder Investments, LP, Joseph Bianco and Anil Narang (collectively, the “EII Securityholders”). Under the terms of the merger agreement, Mergerco was merged with and into EII, with EII as the surviving corporation of the merger, as a result of which EII became a wholly-owned subsidiary of our company. In connection with the merger, the EII Securityholders received (i) an aggregate of 6,000,000 shares of our common stock, (ii) options to acquire 2,558,968 additional shares of our common stock, 50% of which have an initial exercise price of $0.41 per share and 50% of which have an initial exercise price of $0.228 per share, subject to certain performance targets set forth in the merger agreement, and (iii) 250,000 shares of our Series A Preferred Stock, with each share of Series A Preferred Stock automatically convertible into 49.11333 shares of common stock upon the filing by us of an amendment to our certificate of incorporation which increases the authorized shares of our common stock to at least 50,000,000.

Our Board of Directors, by written consent dated as of December 23, 2009, approved the reverse merger and the consummation of the transactions contemplated in the merger agreement. Prior to the consummation of the reverse merger, on December 23, 2009, David Stahler, our former sole officer and director, solicited consents from a majority of the then stockholders via electronic mail, facsimile and telephone seeking approval of the reverse merger and the consummation of the transactions contemplated in the merger agreement.  However, as set forth below, (a) shareholder approval of the reverse merger consummated in December 2009 was not required under the laws of the State of Delaware as a precondition to consummation of such transaction, and (b) as a result we have amended our information statement to limit the items to approval for our name change, our share capital increase and our 2009 Stock Incentive Plan.

The reverse merger was structured as a “reverse triangular merger” in which we, as a public shell company, formed a wholly-owned merger subsidiary in the State of Delaware on December 16, 2010 named EII Acquisition Corp. (“Mergerco”).  Pursuant to the merger agreement, Mergerco was merged with and into EII, with EII as the surviving corporation of the reverse merger.  Each of EII and Mergerco were the “constituent corporations” (as defined in the Delaware General Corporation Law) to the reverse merger.  Pursuant to the merger agreement, we issued the merger consideration (its common stock and preferred stock) to the stockholders of EII in the reverse merger. As a result of such merger, EII (as the surviving entity of the constituent corporations) became our wholly-owned subsidiary.  On December 28, 2009, a Certificate of Merger of Domestic Corporations was filed with the Secretary of State of the State of Delaware, effective as of December 31, 2009.

Although as set forth above we elected to obtain consents to the merger from holders of a majority of our then outstanding shares, neither such consents nor any other shareholder approvals were required as a pre-condition to the valid consummation of the reverse merger in December 2009.  We were not a constituent corporation to the reverse merger and neither our existence, certificate of incorporation, or authorized common stock was affected by the reverse merger of Mergerco with and into EII.  Pursuant to well settled Delaware law, the approval of a corporation’s shareholders would not be required as a condition to the valid consummation of a reverse triangular merger, so long as the shares of common stock and preferred stock issued by us as consideration for the acquisition of the target company (EII, in our case) had been previously authorized under our certificate of incorporation.  As we had a sufficient number of authorized shares of common stock and preferred stock to issue to the EII stockholders in order to consummate the reverse triangular merger transaction between EII and Mergerco, our directors had both the statutory and certificate of incorporation authority to issue such shares for any permissible corporate purpose, such as the EII acquisition.  In substance, Delaware treats reverse triangular merger transactions in the same manner as though we had issued from our authorized and previously unissued common stock, additional shares directly to the stockholders of EII in exchange for 100% of the EII shares.

Approval of the reverse merger by the stockholders of EII was required and was obtained.  In addition, shareholder approval was required from the sole stockholder of Mergerco, which in this case was our company.  In such connection, on December 23, 2009, our board of directors approved of the reverse merger and the consummation of the transactions contemplated thereby by unanimous written consent. Based upon the foregoing, since approval of the Company’s shareholders was not required for the reverse merger, it was permissible for the reverse merger to be consummated and effective on December 31, 2009.

The closing of the transactions contemplated by the merger agreement was subject to a number of conditions including, without limitation, completion of due diligence, approval of the merger agreement by the boards of directors of EII and our company and the prior or simultaneous closing of the acquisition of Training Direct, LLC (as discussed below). Accordingly, on December 31, 2009, the parties to the merger agreement deemed all closing conditions to be satisfied and accordingly, the reverse merger was consummated. As a result of the reverse merger, we believe we are no longer a shell corporation as that term is defined in Rule 405 of the Securities Act of 1933, as amended, and Rule 12b-2 of the Securities Exchange Act of 1934, as amended.

On December 23, 2009 and May 19, 2010 our board of directors, and on May 19, 2010 Kinder Investments, L.P. and Sanjo Squared, LLC, which are shareholders owning 89.5% of our outstanding shares of common stock on May 19, 2010, approved by written consent: (i) our corporate name change; (ii) the increase in our authorized shares of common stock; and (iii) our 2009 Stock Incentive Plan for key employees, directors, consultants and others providing services to us, pursuant to which up to 1,500,000 shares of common stock shall be authorized for issuance thereunder. The General Partner of Kinder Investments, L.P. is Nesher, LLC. The person having voting, dispositive or investment powers over Nesher is Dov Perlysky, Managing Member. Mr. Perlysky is a member of the Company’s board of directors and therefore, Kinder is a beneficial owner and affiliate of our company. The persons sharing voting, dispositive or investment powers over Sanjo Squared, LLC (50% each) are Joseph J. Bianco and Anil Narang, Managers. Mr. Bianco is the Chief Executive Officer and Chairman of the board of directors of our company and Mr. Narang is the President, Chief Operating Officer and a member of the board of directors of our company.  Accordingly, Sanjo is a beneficial owner and affiliate of the Company. Kinder and Sanjo proposed to execute, and on May 19, 2010 entered into, shareholder consents approving the name change, share capital increase and 2009 plan, and such consents did not constitute a solicitation on behalf of our company.

The determination by our existing board of directors and majority shareholders (Kinder and Sanjo) in May 2010 to approve our name change to Oak Tree Educational Partners, Inc., as well as the share capital increase and the 2009 Plan, was made independently of the proposed merger agreement and related transaction with Culinary Tech Center LLC and Professional Culinary Institute LLC and its affiliates (the “Culinary Group Acquisition”), and was in no way related to such proposed Culinary Group Acquisition. In addition, consummation of such Culinary Group Acquisition is subject to certain conditions, including our obtaining external financing and the approval of the New York State Department of Education. Our proposed Culinary Group Acquisition is described on pages 6 and 35 of this prospectus.

Pursuant to the terms of the reverse merger, we agreed to cause (i) the shares of our common stock outstanding prior to the reverse merger; and (ii) up to 930,000 shares of common stock issuable upon exercise of warrants expiring on June 30, 2016 at an exercise price of $0.05 per share, to be registered for resale under the Securities Act of 1933, as amended, as soon as practicable following the effective time of the reverse merger.

At the closing of the reverse merger, our sole officer resigned and Joseph Bianco was appointed as our Chief Executive Officer, Anil Narang was appointed as our President and Chief Operating Officer, and Kellis Veach was appointed as our Chief Financial Officer and Secretary. In addition, our sole director resigned and Joseph Bianco, Anil Narang, Dov Perlysky, Howard Spindel and David Cohen were appointed as our directors, with such resignation and appointments effective on January 22, 2010, representing the tenth day after mailing our Schedule 14f-1 Information Statement to our shareholders of record.

Acquisition of Training Direct

On December 16, 2009, EII entered into an interest  purchase agreement with the members of Training Direct, and our company, pursuant to which EII acquired all outstanding membership interests, on a fully diluted basis, of Training Direct in exchange for (a) $200,000 cash, (b) shares of our common stock having a deemed value of  $600,000 (the “Acquisition Shares”), with such number of Acquisition Shares to be determined by dividing $600,000 by the “Discounted VWAP” (as defined below) for the 20 “Trading Days” (as defined below) immediately following the consummation of the reverse merger, and (c) shares of our  common stock having a deemed value of $300,000 (the “Escrow Shares”), with such number of Escrow Shares to be determined by dividing $300,000 by the Discounted VWAP for the 20 Trading Days immediately following the consummation of the reverse merger. The Escrow Shares will be held in escrow and released therefrom as provided in the purchase agreement. “Discounted VWAP” is defined in the purchase agreement as 70% of the “VWAP” of our common stock, but in no event less than $0.40 per share. “VWAP” is defined in the purchase agreement as a fraction, the numerator of which is the sum of the product of (i) the closing trading price for our common stock on the applicable national securities exchange on each Trading Day of the 20 Trading Days following the consummation of the reverse merger, and (ii) the volume of our common stock on the applicable national securities exchange for each such day and the denominator of which is the total volume of our common stock on the applicable national securities exchange during such twenty day period, each as reported by Bloomberg Reporting Service or other recognized market price reporting service. “Trading Day” is defined in the purchase agreement as any day on which the New York Stock Exchange or other national securities exchange on which our common stock trades is open for trading.  The Discounted VWAP for the twenty Trading Days after the effective date of the reverse merger is $1.67.  Accordingly, on March 3, 2010 we issued an aggregate of 359,281 Acquisition Shares and 179,641 Escrow Shares.

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Exhibit B

Item 15. Recent Sales of Unregistered Securities

Recent Sales of Unregistered Securities

The following is a list of securities we have sold or issued during the past three years. There were no underwriting discounts or commissions paid in connection with the sale of these securities, except as otherwise noted.

In March 2007, we sold 65,700 shares of common stock to 96 accredited investors at a purchase price of $1.00 per share for total proceeds of $65,700. Such sales were made in reliance upon the exemption provided by Rule 506 of Regulation D, promulgated under the Securities Act of 1933, as amended.

In January 2009, we issued a warrant to purchase 5,000 shares of common stock at an exercise price of $0.05 per share to a consultant for financial advisory services.

On December 16, 2009, we executed an agreement and plan of merger with EII Acquisition Corp. (a newly formed acquisition subsidiary of Florham) (“Mergerco”), EII and its security holders, Sanjo Squared, LLC, Kinder Investments, LP, Joseph Bianco and Anil Narang (collectively, the “EII Securityholders”) pursuant to which Mergerco was merged with and into EII, with EII as the surviving corporation of the merger, as a result of which EII became a wholly-owned subsidiary of our company. Under the terms of the merger agreement, the EII Securityholders received (i) an aggregate of 6,000,000 shares of our common stock, (ii) options to acquire 2,558,968 additional shares of our common stock, 50% of which have an initial exercise price of $0.50 per share and 50% of which have an initial exercise price of $0.228 per share, subject to certain performance targets set forth in the merger agreement, and (iii) 250,000 shares of our Series A Preferred Stock, with each share of Series A Preferred Stock automatically convertible into 49.11333 shares of common stock upon the filing by us of an amendment to our certificate of incorporation which increases the authorized shares of our common stock to at least 50,000,000.

In addition to the merger agreement, on December 16, 2009, EII entered into an interest purchase agreement with the members of Training Direct, and our company, pursuant to which EII acquired all outstanding membership interests, on a fully diluted basis, of Training Direct in exchange for (a) $200,000 cash, (b) shares of our common stock having a deemed value of $600,000 (the “Acquisition Shares”), with such number of Acquisition Shares to be determined by dividing $600,000 by the “Discounted VWAP” (as defined below) for the 20 “Trading Days” (as defined below) immediately following the consummation of the reverse merger, and (c) shares of our common stock having a deemed value of $300,000 (the “Escrow Shares”), with such number of Escrow Shares to be determined by dividing $300,000 by the Discounted VWAP for the 20 Trading Days immediately following the consummation of the reverse merger. The Escrow Shares will be held in escrow and released therefrom as provided in the purchase agreement. “Discounted VWAP” is defined in the purchase agreement as 70% of the “VWAP” of our common stock, but in no event less than $0.40 per share. “VWAP” is defined in the purchase agreement as a fraction, the numerator of which is the sum of the product of (i) the closing trading price for our common stock on the applicable national securities exchange on each Trading Day of the 20 Trading Days following the consummation of the reverse merger, and (ii) the volume of our common stock on the applicable national securities exchange for each such day and the denominator of which is the total volume of our common stock on the applicable national securities exchange during such twenty day period, each as reported by Bloomberg Reporting Service or other recognized market price reporting service. “Trading Day” is defined in the purchase agreement as any day on which the New York Stock Exchange or other national securities exchange on which our common stock trades is open for trading. The Discounted VWAP for the twenty Trading Days after the effective date of the reverse merger is $1.67.  Accordingly, on March 3, 2010 we issued an aggregate of 359,281 Acquisition Shares and 179,641 Escrow Shares.

On August 20, 2009, Joseph Bianco purchased options to purchase 1,166,667 (the “Bianco EII Stock Options”) shares of EII common stock at an exercise price equal to $0.25 per share with respect to 583,334 options and $0.45 per share with respect to 583,333 options in exchange for a $10,000 principal amount promissory note from Mr. Bianco, as compensation for services performed on behalf of EII in his capacity as Chief Executive Officer.

Under the merger agreement, the Bianco EII Stock Options were converted into 5-year options to purchase an aggregate of 1,279,484 shares of our common stock at an exercise price equal to $0.228 per share with respect to 639,742 options (the “Bianco Tier I Options”) and $0.41 per share with respect to 639,742 options (the “Bianco Tier II Options”). The Bianco Tier I Options shall be exercisable only if the EBTDA Per Share for the applicable measuring period exceeds the Base Tier I EBTDA Per Share and the Bianco Tier II Options shall be exercisable only if the EBTDA Per Share for the applicable measuring period exceeds the Base Tier II EBTDA. The Bianco Tier I and Tier II Options shall be deemed vested as of the date of grant.

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Consummation of the Culinary Group acquisition is subject to certain conditions, including, our obtaining the requisite financing, approval by the New York State Department of Education of the change of control of the Culinary Group, and completion of the necessary audits of the historical financial statements of the Culinary Group.  There can be no assurance that we will be able to consummate the Culinary Group acquisition or, if consummated, that it will prove to be beneficial to our company.

On June 1, 2010, holders of our June 2006 warrants to purchase an aggregate of 878,000 shares of our common stock exercised such warrants on a cashless basis pursuant to which we issued an aggregate of 862,034 shares to such holders.

On June 30, 2010, we consummated a private offering with two accredited investors and/or qualified institutional buyers  pursuant to which we sold and issued to the investors (i) an aggregate of $150,000 of our 13.5% promissory notes due September 30, 2010 (the “Maturity Date”); and (ii) warrants to purchase an aggregate of 70,500 shares of our common stock at an exercise price of $0.50 per share, subject to certain adjustments as set forth therein, beginning on June 30, 2010 through June 30, 2015. The notes pay interest at a rate of 13.5% per annum; provided that, in the event that the principal amount of the notes is not repaid in full on or prior to the Maturity Date, interest at the rate equal to the lesser of (i) the maximum legally permitted interest rate, and (ii) 18% per annum, shall accrue on the balance of any unpaid principal and accrued interest from the Maturity Date until such balance is paid.

Except as otherwise indicated above, we believe that all of the offerings and sales were deemed to be exempt under Rule 506 of Regulation D and Section 4(2) of the Securities Act of 1933, as amended. No advertising or general solicitation was employed in offering the securities. The offerings and sales were made to a limited number of persons, all of whom were accredited investors, business associates of the Company or executive officers of the Company, and transfer was restricted by the Company in accordance with the requirements of the Securities Act of 1933. In addition to representations by the above-referenced persons, we have made independent determinations that all of the above-referenced persons were accredited or sophisticated investors, and that they were capable of analyzing the merits and risks of their investment, and that they understood the speculative nature of their investment. Furthermore, all of the above-referenced persons were provided with access to our Securities and Exchange Commission filings.

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